Exhibit 21.1
LIST OF SUBSIDIARIES OF THE REGISTRANT

Name	State or Other Jurisdiction of Incorporation or Organization
Desert Newco, LLC	Delaware
Go Daddy Operating Company, LLC	Delaware
GoDaddy.com, LLC	Delaware
Wild West Domains, LLC	Delaware
GD UK Holdings, Ltd.	United Kingdom
GD UK Holdings Sub, Ltd.	Jersey
Host Europe Holdings Ltd.	Jersey